

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2013

<u>Via E-mail</u>
Thomas E. Richards
Chief Executive Officer
CDW Corporation
200 N. Milwaukee Avenue
Vernon Hills, Illinois 60061

> **Re: CDW Corporation**
> **Registration Statement on Form S-1**
> **Filed March 22, 2013**
> **File No. 333-187472**

Dear Mr. Richards:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise the registration statement to include all information required by Form S-1, including filing the required exhibits, and complete all blanks in the registration statement, subject to applicable exemptions. Please also confirm to us your understanding that we will require sufficient time to review such information before declaring the registration statement effective.

2. Please file written consents by Ms. Zarcone and Messrs. Alesio, Allen, Chereskin, Creamer and Selati. See Securities Act Rule 438.

3. If your amended and restated charter and amended and restated by-laws will not become effective until after the registration statement's effectiveness, then please file a copy of your charter and by-laws that are in effect, and any amendments thereto, at the registration statement's effectiveness. See Item 601(b)(3) of Regulation S-K.

4. Please provide us with documents supporting the statements noted below. When providing the documents, please highlight and direct us to the specific portions of the documents that support such statements.

    *   All statements in the prospectus attributed to IDC;

    *   All statements in the prospectus attributed to the Bureau of Economic Analysis;

    *   All statements in the prospectus attributed to Gartner;

    *   The statement on page 3 that your 2012 net sales exceed the cumulative North American net sales of your five largest publicly traded sales channel competitors; and

    *   The statement on page 4 that your sales have grown twice as fast as the overall U.S. IT market.

Prospectus summary, page 1

Risk factors, page 8

5. Please include references to the risk factors titled "The Sponsors will have the ability to control significant corporate activities…" on page 28 and "Following the offer, we will be classified as a 'controlled company'…" on page 31.

Summary Consolidated Financial Information, page 14

6. Please note that financial statements and other data presented in tabular form should read consistently from left to right in the same chronological order throughout the filing. We note that the financial data presented here and in Selected Consolidated Financial and Operating Data on page 48 are not presented in the same chronological order as the financial statements. Please revise as appropriate to present financial statements and other data in the same chronological order throughout the filing. Refer to ASC 205-10-S99-9.

Risk factors, page 16

7. Please revise the first paragraph to remove references to risks that are not presently known to you or that you currently believe not to be material. This section should describe only material risks.

Use of proceeds, page 35

8. When known, please disclose the amount of net proceeds that you intend to use to redeem your senior subordinated notes. This amount should equal the amount set forth in note 8 to the unaudited pro forma condensed consolidated balance sheet for "Payment for the Redemption of the Senior Subordinated Notes (see note 12)." Please provide similar disclosure in "Prospectus summary—The offering." See Item 504 of Regulation S-K.

Dilution, page 39

9. Please revise the table to show dilution in net tangible book value (deficit) per share as of December 31, 2012 as opposed to pro forma net tangible book value (deficit).   Also, in the second paragraph on page 39 tell us your basis for using weighted average shares outstanding versus number of shares outstanding as of the end of the period.

Unaudited Pro Forma Consolidated Statement of Operations, pages 46 - 47

10. Please make it transparent to readers how you calculated the pro forma interest expense adjustment.   In this regard, you should consider disclosing the amounts and associated interest rates of the debt eliminated used to calculate the adjustments.

11. Please tell us your basis for eliminating the loss on extinguishment of long-term debt related to 2012 Debt transactions assuming the transactions occurred as of January 1, 2012.

12. We note your adjustment to eliminate the $5.0 million of annual management fees paid to the Sponsors in 2012 based on the anticipated termination of the Management Services Agreement upon completion of the offering. Please elaborate on how this adjustment is currently factually supportable.

Management's discussion and analysis of financial condition and results of operations, page 52

13. Please tell us what consideration you gave to providing the disclosures in Item 101(c)(viii) of Regulation S-K related to your non-cancellable contracts (i.e. backlog).

14. Please revise your filing to discuss the impact of inflation and changing prices on your net sales and revenues and on income from continuing operations. We refer you to Item 303(a)(3)(iv) of Regulation S-K.

Business, page 87

Our market, page 89

15. We note the statements that the "U.S. IT market generated approximately $639 billion in sales in 2012" and that your "addressable market in the U.S. in the indirect sales channel represents more than $200 billion in annual sales." We also note the statement at the top of page 90 that "IDC estimates that 59% of U.S. IT revenues are generated through indirect channels." Please explain to us how these two sets of statements are consistent.

Our competitive strengths, page 92

Strong, established vendor partner relationships, page 93

16. Please disclose whether the statement that you "are the largest U.S. sales channel partner for many of [your] vendor partners" is based on your opinion or is a statement of historical fact.

Management, page 100

Controlled company, page 107

17. If available prior to the effectiveness of the registration statement, please file a form or executed copy of the new stockholders agreement among you, Madison Dearborn and Providence Equity. See Item 601(b)(4) of Regulation S-K.

Executive compensation, page 111

Compensation discussion and analysis, page 111

Elements of compensation, page 114

Severance benefits, page 118

18. Please file the employment or severance agreement for each of Ann E. Ziegler, Neal J. Campbell and Christina M. Corley or tell us the exhibit numbers representing such agreements if they were previously filed. See Item 601(b)(10)(iii)(A) of Regulation S-K.

CDW Corporation 2013 Senior Management Incentive Plan, page 121

19. Please file the CDW Corporation 2013 Senior Management Incentive Plan as an exhibit to the registration statement prior to the registration statement's effectiveness. See Item 601(b)(10)(iii)(A) of Regulation S-K.

Principal stockholders, page 134

20. Please disclose the natural person(s) with investment or voting control over the shares held by Providence Equity. Refer by analogy to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Certain transactions, page 137

21. We note disclosure elsewhere in the prospectus that you will recognize compensation expense related to the acceleration of the expense recognition for certain equity incentive awards that will be recognized in connection with the completion of the offering. To the extent that a related person will receive equity incentive awards, either newly granted or previously granted with vesting accelerated, in connection with the offering and the receipt of such awards constitutes a related party transaction, subject to Instruction 5 to Item 404(a) of Regulation S-K, please provide the disclosure required by Item 404(a) of Regulation S-K with respect to the grant of such awards.

Transactions with sponsors, page 139

22. Please tell us whether the transactions described in this subsection constitute transactions with related persons, as defined in Item 404(a) of Regulation S-K and the instructions thereto. If they are transactions with related persons, then please provide the disclosure required by Item 404(a) of Regulation S-K.

Review and approval of transactions with related persons, page 139

23. We note the disclosure at the top of page 32 regarding three instances when your transactions in which a director or officer has a conflict of interest are generally permissible. Assuming that certain of such transactions also constitute transactions with related persons, please disclose in this section how these three instances, particularly the first and third instances, fit within your intended policies and procedures whereby your audit committee will be responsible for reviewing and approving related party transactions.

Description of capital stock, page 148

Exclusive jurisdiction of certain actions, page 151

24. Please tell us what consideration you gave to providing investors with disclosure regarding the applicability or enforceability of the exclusive forum provision. In this respect, we note that you intend to include the provision in your amended and restated charter, instead of your amended and restated bylaws, and that such amended and restated charter may not be filed with the Secretary of State of the State of Delaware until after the effectiveness of the registration statement.

Underwriting, page 159

25. Please disclose the "limited exceptions" pursuant to which the lock-up agreements described in this section may not apply.

Where you can find more information, page 169

26. We note the fourth and fifth sentences of the first paragraph in this section and the first paragraph in "Description of capital stock." These statements impermissibly qualify, beyond the scope allowed by Securities Act Rule 411(a), the prospectus disclosure of contracts and documents by reference to copies of such contracts and documents filed as exhibits to the registration statement. Please revise.

Notes to consolidated financial statements, page F-9

Note 7. Long-Term Debt, page F-23

27. We note that your debt agreements contain limitations on your ability and the ability of your subsidiaries to make distributions or other restricted payments. Please disclose the amount of consolidated retained earnings or net income restricted or free of restriction as of the most recent audited balance sheet date. Please refer to ASC 235-10-S99-1(e)(1).

Note 12. Earnings (loss) per share, page F-40

28. Please revise to disclose that the Class B common shares have no voting rights. Refer to ASC 505-10-50-3.

Item 17. Undertakings, page II-2

29. Please provide the undertakings required by Item 512(a)(5)(ii) and (6) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tony Watson at (202) 551-3318 or Jason Niethamer at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Lilyanna Peyser at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Christine A. Leahy
CDW Corporation

James S. Rowe
Kirkland & Ellis LLP